UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Eros International Plc

(Name of Issuer)

A Ordinary Shares, par value British pound sterling 0.30 per share (“A Shares”)

(Title of Class of Securities)

G3788M114

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	Page 2 of 13

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,976,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,976,000*
9	Aggregate amount beneficially owned by each reporting person 3,976,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 13.1%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the Securities and Exchange Commission (“SEC”) on November 12, 2014.

CUSIP No. G3788M114	Page 3 of 13

1	Names of reporting persons Fullerton (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,600,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,600,000*
9	Aggregate amount beneficially owned by each reporting person 2,600,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.6%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the SEC on November 12, 2014.

CUSIP No. G3788M114	Page 4 of 13

1	Names of reporting persons Temasek Fullerton Alpha Pte. Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,600,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,600,000*
9	Aggregate amount beneficially owned by each reporting person 2,600,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.6%**
12	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the SEC on November 12, 2014.

CUSIP No. G3788M114	Page 5 of 13

1	Names of reporting persons Temasek Capital (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,376,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,376,000*
9	Aggregate amount beneficially owned by each reporting person 1,376,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.5%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the SEC on November 12, 2014.

CUSIP No. G3788M114	Page 6 of 13

1	Names of reporting persons Seletar Investments Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,376,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,376,000*
9	Aggregate amount beneficially owned by each reporting person 1,376,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.5%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the SEC on November 12, 2014.

CUSIP No. G3788M114	Page 7 of 13

1	Names of reporting persons Dunearn Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,376,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,376,000*
9	Aggregate amount beneficially owned by each reporting person 1,376,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.5%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the SEC on November 12, 2014.

CUSIP No. G3788M114	Page 8 of 13

1	Names of reporting persons Northbrooks Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,376,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,376,000*
9	Aggregate amount beneficially owned by each reporting person 1,376,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.5%**
12	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the SEC on November 12, 2014.

Item 1(a).	Name of Issuer:

Eros International Plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

550 County Avenue

Secaucus, New Jersey 07094

United States of America

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)	Fullerton (Private) Limited (“FPL”), a wholly-owned subsidiary of Temasek Holdings.

(iii)	Temasek Fullerton Alpha Pte. Ltd. (“TFAPL”), a wholly-owned subsidiary of FPL.

(iv)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

(v)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

(vi)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

(vii)	Northbrooks Investments (Mauritius) Pte Ltd (“Northbrooks”), a wholly-owned subsidiary of Dunearn.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(ii)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(iii)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(iv)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(v)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(vi)	c/o CIM Corporate Services Ltd

Les Cascades, Edith Cavell Street

Port Louis

Republic of Mauritius

(vii)	c/o CIM Corporate Services Ltd

Les Cascades, Edith Cavell Street

Port Louis

Republic of Mauritius

Item 2(c).	Citizenship:

(i)	Republic of Singapore

(ii)	Republic of Singapore

(iii)	Republic of Singapore

(iv)	Republic of Singapore

(v)	Republic of Singapore

(vi)	Republic of Mauritius

(vii)	Republic of Mauritius

Item 2(d).	Title of Class of Securities:

A Ordinary Shares, par value British pound sterling 0.30 per share

Item 2(e).	CUSIP Number:

G3788M114

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2014, 2,600,000 A Shares are held in a unit trust and beneficially owned by TFAPL, as the sole unitholder and sponsor of the unit trust. TFAPL is wholly-owned by FPL. Therefore, as of December 31, 2014, FPL may be deemed to beneficially own the 2,600,000 A Shares held in the unit trust. There are no changes to the above shareholdings as of the date of this Schedule.

As of December 31, 2014, 1,376,000 A Shares are held by Northbrooks. Northbrooks is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar. Seletar is wholly-owned by Temasek Capital. Therefore, as of December 31, 2014, each of Dunearn, Seletar and Temasek Capital may be deemed to beneficially own the 1,376,000 A Shares held by Northbrooks. There are no changes to the above shareholdings as of the date of this Schedule.

FPL and Temasek Capital are wholly-owned by Temasek Holdings. Therefore, as of December 31, 2014, Temasek Holdings may be deemed to beneficially own the 3,976,000 A Shares deemed to be beneficially owned in aggregate by FPL and Temasek Capital.

(b)	Percent of class:

As of December 31, 2014, the 2,600,000 A Shares held in the unit trust that is beneficially owned by TFAPL, and which may be deemed to be beneficially owned by FPL, constitute approximately 8.6% of the A Shares outstanding.

As of December 31, 2014, the 1,376,000 A Shares held by Northbrooks, and which may be deemed to be beneficially owned by each of Dunearn, Seletar and Temasek Capital, constitute approximately 4.5% of the A Shares outstanding.

As of December 31, 2014, the A Shares that may be deemed to be beneficially owned by Temasek Holdings, in the aggregate, constitute approximately 13.1% of the A Shares outstanding.

All percentage calculations in this Schedule are based on 30,342,785 A Shares reported as outstanding by Eros International Plc as of September 30, 2014 in its current report on Form 6-K dated November 12, 2014 and furnished to the SEC on November 12, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 3,976,000.

FPL: 2,600,000.

TFAPL: 2,600,000.

Temasek Capital: 1,376,000.

Seletar: 1,376,000.

Dunearn: 1,376,000.

Northbrooks: 1,376,000.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 3,976,000.

FPL: 2,600,000.

TFAPL: 2,600,000.

Temasek Capital: 1,376,000.

Seletar: 1,376,000.

Dunearn: 1,376,000.

Northbrooks: 1,376,000.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: February 13, 2015	FULLERTON (PRIVATE) LIMITED(1)

	By:	/s/ Cheong Kok Tim
		Name:	Cheong Kok Tim
		Title:	Director

Dated: February 13, 2015	TEMASEK FULLERTON ALPHA PTE. LTD.(1)

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Director

Dated: February 13, 2015	TEMASEK CAPITAL (PRIVATE) LIMITED(1)

	By:	/s/ Cheong Kok Tim
		Name:	Cheong Kok Tim
		Title:	Director

Dated: February 13, 2015	SELETAR INVESTMENTS PTE LTD(1)

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: February 13, 2015	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: February 13, 2015	NORTHBROOKS INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Fullerton (Private) Limited, Temasek Fullerton Alpha Pte. Ltd., Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Northbrooks Investments (Mauritius) Pte Ltd pursuant to the Joint Filing Agreement dated July 14, 2014 filed as an exhibit to the amendment to Schedule 13G filed by Temasek Holdings (Private) Limited, Fullerton (Private) Limited, Temasek Fullerton Alpha Pte. Ltd., Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Northbrooks Investments (Mauritius) Pte Ltd with respect to the issuer on July 14, 2014.